Technology Applications International Corporation

18851 N.E. 29th Avenue, Suite 700,

Adventura, Florida, 33180

Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street N. E.

Washington D.C. 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form S-1 of Technology Applications International Corporation

Filed September 4, 2012, Amendment No. 7 Filed February 11, 2013

File Number 333-183683

Dear Ms. Long,

This letter shall serve as the request of Technology Applications International Corporation pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Wednesday, February 13, 2013, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated  authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,

Technology Applications International Corporation

/s/ Charles J. Scimeca

Charles J. Scimeca

President